Via Facsimile and U.S. Mail

November 16, 2010

Mr. Robert P. Potter
Vice President and Chief Accounting Officer
drugstore.com, inc.
411 108th Avenue NE, Suite 1400
Bellevue, Washington 98004

> **Re:** **drugstore.com, inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Schedule 14A Filed on April 30, 2010**
> **File No. 000-26137**

Dear Mr. Potter:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director